


Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, May 16, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per May 7, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on May 14, 2008. According to this notification, Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

SUPPL

1. The reported purchase positions on registered Zurich shares include:
   - 1,068,590 registered shares (0.73%)
   - 862,573 long call options (equals 1,244,650 voting rights respectively 0.86%)
   - 2,237,270 short put options (equals 1,957,395 voting rights respectively 1.34%)

Together this equals a purchase position of 2.93% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale positions of registered Zurich shares include:
   - 1,304,710 long put options (equals 2,572,234 voting rights respectively 1.77%)
   - 58,131,353 short call options (equals 1,876,939 voting rights respectively 1.29%)

Together this equals a sale position of 3.06% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services,

Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

3. Identity of the individual group members:

Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, indirectly through its subsidiaries:

- Neue Aargauer Bank, Bahnhofstrasse 49, 5000 Aarau, Switzerland,
- Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
- Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
    - Credit Suisse International, One Cabot Square, London, E14 4QJ, England,
    - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
    - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
    - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, England, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, England, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, England).

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED

STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY
PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE
MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND
THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND
MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

